

02006874

UF 3-11-02

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NITED STATES
ID EXCHANGE COMMISSION
hington, D.C. 20549

RECEIVED MAR 01 2002 PROCESSING SECTION WASH. DC 365

SEC FILE NUMBER
8- 45027

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

West Broadway Partners, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary R. Purwin (212) 832-1110
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers LLP
(Name — *if individual, state last, first, middle name)*

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary R. Purwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of West Broadway Partners, L.P., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

LAURA SHOVLIN
Notary Public, State of New York
No. 01SH6012690
Qualified in Queens County
Commission Expires Aug. 31, 2002

Signature

Financial Operations Officer

Title

2/13/02

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

West Broadway Partners, L.P.
Table of Contents



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Partners of
West Broadway Partners, L.P.:

In our opinion, the accompanying statement of financial condition, including the condensed schedule of investments, and related statements of income, changes in partners' capital, and cash flows present fairly, in all material respects, the financial position of West Broadway Partners, L.P. (the "Partnership") at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Partnership's General Partner; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the General Partner, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented by the General Partner for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 15, 2002

West Broadway Partners, L.P.

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act or 1934
As of and for the year ended December 31, 2001

West Broadway Partners, L.P.
Statement of Financial Condition
December 31, 2001

Assets	
Cash	$ 8,874
Receivable from clearing broker	33,452,592
Securities owned, pledged to clearing broker, at market value	41,389,050
Investments in affiliated funds, net	2,291,020
Interest and dividends receivable	53,791
Total assets	$ 77,195,327
Liabilities and Partners' Capital	
Liabilities	
Securities and options sold, not yet purchased, at market value	$ 20,259,502
Dividends and interest payable	3,556,339
Accrued expenses and other liabilities	82,814
Total liabilities	23,898,655
Partners' capital	53,296,672
Total liabilities and partners' capital	$ 77,195,327

The accompanying notes are an integral part of these financial statements.

West Broadway Partners, L.P.
Condensed Schedule of Investments
December 31, 2001

Number of Shares	Description	Market Value	Percentage of Partners' Capital
Securities Owned, Pledged to Clearing Broker			
	United States		
	Common Stocks		
	Energy Related		
71,765	Ultramar Diamond Shamrock	$ 3,550,932	6.66%
	Other	4,658,542	8.74%
		8,209,474	
	Consumer Products	759,229	1.42%
	Industrial Materials and Products	1,542,544	2.89%
	Paper Products and Services		
69,110	Willamette Industries, Inc.	3,602,013	6.76%
	Other	850,762	1.60%
		4,452,775	
	Medical Products and Services		
48,743	CR Bard, Inc.	3,143,924	5.90%
	Other	3,389,102	6.36%
		6,533,026	
	Electronics and Computer Related	622,094	1.17%
	Communications		
147,848	AT&T Corp.	2,681,963	5.03%
	Other	118,757	0.22%
		2,800,720	
	Utilities and Related		
	Orion Power Holdings, Inc.	3,145,259	5.90%
	Other	924,865	1.74%
		4,070,124	
	Transportation and Related	1,465,556	2.75%
	Banking		
113,660	Dime Bancorp	4,100,853	7.69%
	Other	2,198,625	4.13%
		6,299,478	
	Business Services	1,054,671	1.98%
	Radio, Television and Cable	1,321,871	2.48%
	Real Estate	1,009,769	1.89%
	Natural Resources	419,587	1.01%
	Canada		
	Common Stocks		
	Natural Resources	828,132	2.00%
	Total Securities Owned, Pledged to Clearing Broker (cost $40,032,749)	$ 41,389,050	77.66%

The accompanying notes are an integral part of these financial statements.

West Broadway Partners, L.P.
Condensed Schedule of Investments
December 31, 2001

Number of Shares	Description	Market Value	Percentage of Partners' Capital
Securities Sold, Not Yet Purchased			
	United States		
	Common Stocks		
	Energy Related	$ 3,512,982	8.74%
	Consumer Products	90,552	0.17%
	Industrial Materials and Products	1,591,702	3.96%
	Medical Products and Services	3,195,972	7.95%
	Electronics and Computer Related	550,118	1.37%
	Communications	892,521	2.22%
	Utilities and Related	329,594	0.82%
	Banking		
	Washington Mutual, Inc.	2,776,197	6.91%
	Business Services	575,887	1.43%
	Conglomerates		
	Tyco International, Ltd.	3,240,796	8.07%
	Radio, Television and Cable	2,606,929	6.49%
	Natural Resources	856,127	1.61%
	Total Common Stocks (Proceeds $20,058,510)	20,219,377	37.94%
	Options Written (Proceeds $35,021)	32,700	0.00%
	Futures	7,425	0.00%
	Total Securities Sold, Not Yet Purchased (Proceeds $20,093,531)	$ 20,259,502	38.01%

The accompanying notes are an integral part of these financial statements.

West Broadway Partners, L.P.
Statement of Operations
For the Year Ended December 31, 2001

Revenues	
Net realized and unrealized gain (loss) on:	
Securities and options transactions	$ 5,082,538
Loss on investments in affiliated funds, net	(63,649)
Reverse conversion transactions	584,472
Futures and options	705,260
Interest	1,115,640
Dividends	748,013
Total revenues	8,172,274
Expenses	
Interest	1,063,941
Dividends	1,004,836
Management fee	810,224
Professional fees	96,000
Other	13,083
Total expenses	2,988,084
Net income	$ 5,184,190

The accompanying notes are an integral part of these financial statements.

West Broadway Partners, L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2001

	General Partner	Limited Partners	Total
Partners' capital, December 31, 2000	$ 1,616,049	$ 41,269,093	$ 42,885,142
Contributions	-	17,979,371	17,979,371
Withdrawals	(1,616,049)	(11,135,982)	(12,752,031)
Allocations of net income			
Pro-rata allocation	-	5,184,190	5,184,190
Incentive allocation	748,365	(748,365)	-
Partners' capital, December 31, 2001	$ 748,365	$ 52,548,307	$ 53,296,672

The accompanying notes are an integral part of these financial statements.

West Broadway Partners, L.P.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities		
Net income		$ 5,184,190
(Increase) decrease in operating assets		
Receivable from clearing broker	$ (19,295,244)	
Securities owned, pledged to clearing broker	26,073,019	
Investments in affiliated funds	991,707	
Interest and dividends receivable	224,390	7,993,872
Increase (decrease) in operating liabilities		
Securities sold, not yet purchased	(17,354,092)	
Interest and dividends payable	219,845	
Accrued expenses and other liabilities	8,634	(17,125,613)
Net cash used in operating activities		(3,947,551)
Cash flows from financing activities		
Capital contributions by limited partners		16,664,371
Payment of capital withdrawals		(12,752,031)
Net cash provided by financing activities		3,912,340
Net decrease in cash		(35,211)
Cash beginning of year		44,085
Cash end of year		$ 8,874
Supplemental disclosure of cash flow information		
Cash paid during the year for interest		$ 1,187,893

The accompanying notes are an integral part of these financial statements.

1. **Organization**

West Broadway Partners, L.P. (the "Partnership"), an Illinois limited partnership, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Partnership specializes in hedged investment strategies such as merger arbitrage, options, futures and warrant arbitrage, convertible bond arbitrage and stock index arbitrage, although the Partnership will also participate in other investment strategies, including reverse conversion transactions. West Broadway Partners, Inc. (the "General Partner"), an Illinois corporation, serves as the general partner of the Partnership.

2. **Significant Accounting Policies**

a. **Accounting Developments**
Effective January 1, 2001, the Partnership adopted FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," and FASB No. 138, "Accounting for Certain Derivatives Instruments and Certain Hedging Activities – and Amendment of FASB No. 133," (collectively known as "FAS 133"). FAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. The implementation of FAS 133 does not have a material impact on these financial statements.

b. **Securities and Options Transactions**
Purchases and sales of securities owned, pledged to clearing broker and securities sold, not yet purchased, and the related revenues and expenses are recorded on a trade-date basis. Substantially all securities transactions are executed and cleared through, and held in custody primarily by, one broker. This broker is a member of major securities exchanges. The Partnership is subject to credit risk to the extent that this broker may be unable to fulfill its obligations either to return the Partnership's securities or repay amounts owed. Included with securities owned, pledged to clearing broker in the Statement of Financial Condition are $1,773,750 of non-marketable securities.

Net gain on reverse conversion transactions, which includes realized gains and losses on the underlying securities and option components of such transactions, are determined on the trade date with the counterparty and recognized over the term of the transaction.

c. **Valuation**
Securities listed on a national securities exchange are valued at their last sales price. Securities which are not listed are valued at their last closing "bid" price if held "long" by the Partnership and last closing "asked" price if sold "short" by the Partnership. Options listed on a national securities exchange are valued at their last closing "bid: price if held "long" by the Partnership and last closing "asked" price if sold "short" by the Partnership.

Financial instruments whose market quotations are not readily available are valued at fair value as determined by the General Partner, after consideration of factors considered relevant, including quotations provided by market makers.

Investments in affiliated funds are carried at fair value, which reflects the Partnership's share of the net assets of the underlying partnerships.

Financial instruments are either carried at market or fair value, or at amounts that approximate fair value.

d. Interest and Dividends
Interest income is recognized on the accrual basis. Dividend income and dividends paid on securities sold, not yet purchased, are recognized on the ex-dividend date.

e. Taxes
No provision for federal, state and local income taxes has been made, as partners are individually responsible for taxes on their proportionate share of the Partnership's taxable income.

f. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Financial Instruments

In the normal course of business, the Partnership trades various financial instruments and enters into various financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the related amounts recorded. These financial instruments include securities sold, not yet purchased, financial futures contracts, and written option contracts.

Securities sold, not yet purchased, represent obligations of the Partnership to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the financial statements.

Financial futures contracts are traded on national exchanges. They provide for the delayed delivery of securities or money-market instruments for which the counterparty agrees to make or take delivery at a specified future date for a specified future price or yield. These contracts contain off-balance-sheet market risk since the value of the contracts is directly influenced by changes in market prices of underlying instruments.

Exchange traded options allow the holder of the option to buy or sell specified securities at the holder's option. As a writer of exchange listed options, the Partnership receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities underlying the option. Accordingly, these transactions result in off-balance-sheet risk as the Partnership may be committed to purchase or sell securities at a future date at prevailing market prices.

During the year, the Partnership engaged in reverse conversion transactions which is a form of arbitrage in which the sale of stock is done simultaneously with the purchase of an unlisted call option and the sale of an unlisted put option, each generally with identical strike prices and expiration dates, which creates the equivalent of an offsetting securities position. The Partnership is subject to market risk to the extent of unfavorable changes in the dividends paid on the underlying securities sold, not yet purchased. The Partnership is also exposed to credit risk in the event that the counterparties on the unlisted options are unable to meet their contractual obligations to the Partnership. Additionally, as a writer of a put option, the Partnership is exposed to off-balance sheet risk as the Partnership may be committed to buy securities at a

future date at prevailing market prices. The Partnership had no reverse conversion transactions outstanding at December 31, 2001.

The Partnership attempts to minimize its exposure to market and credit risks through the use of various strategies and credit monitoring techniques. For reverse conversion transactions, market and credit risks are minimized by entering into such transactions only with securities with a history of consistent dividends and with the Partnership's clearing broker as the sole counterparty.

4. Investments in Affiliated Funds

Investments in affiliated funds at December 31, 2001 represents a 80.03% and 12.50% Limited Partner interest in West Broadway Long/Short LLC and West Broadway Interactive Capital Fund, LLC, respectively. The Partnership's net investment in West Broadway Long/Short LLC and West Broadway Interactive Capital Fund, LLC is $2,165,063 and $125,957 respectively. The funds are also managed by the Partnership's General Partner.

The West Broadway Long/Short LLC is a feeder fund in a master-feeder fund structure. The master fund is the West Broadway Long/Short Fund, Ltd. As of December 31, 2001, net assets of the feeder fund (including its share of the master fund) consist of the following:

Investments, net (U.S. listed equity securities)	$ 2,709,389
Other assets	145,658
Other liabilities	(149,926)
Net assets	$ 2,705,121
Fund's interest in affiliated fund	
Percent held	80.03%
Net investment	$ 2,165,063

5. Partnership Terms

Pursuant to the limited partnership agreement, as amended, the Partnership pays the General Partner a management fee computed at an annual rate of 2% of net assets for services rendered in connection with the management and operation of the Partnership. Such fee is calculated monthly based on the value of the net assets of the Partnership at the end of each calendar month. The General Partner may waive its right to receive management fees from certain limited partners. As of December 31, 2001, management fee payable of $82,814 is included as a component of accrued expenses and other liabilities.

In addition, at the end of each quarter, the General Partner will receive an incentive allocation equal to 20% of the net profits allocated to each limited partner's capital account, exclusive of the limited partner's capital account of the principal of the General Partner. The General Partner does not participate in the operations of the Company except to the extent of its incentive allocation.

The term pro rata as used in the statement of changes in partners' capital represents the allocation of income made at the close of each fiscal period in accordance with the partnership agreement. In general, trading income and expenses are allocated among the partners in proportion to each partner's capital interest as of the beginning of such fiscal period.

Under the terms of the limited partnership agreement, a limited partner may withdraw all or any part of its capital account at the end of any fiscal quarter, subject to providing thirty days prior notice to the General Partner.

The General Partner's capital does not include a limited partnership interest of the principal of the General Partner. Such capital amounting to $10,880,332 as of December 31, 2001 is included as a component of Limited Partners' capital.

In order to allow certain investors to participate in "hot-issues," a specified amount of capital may be transferred between the Partnership and an affiliate, at the discretion of the General Partner.

6. Net Capital Requirement

As a registered broker-dealer, the Partnership is subject to the SEC's net capital rule. The Partnership computes its net capital under the aggregate indebtedness method, which requires the maintenance of minimum net capital equal to $100,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2001, the Partnership had net capital of $41,317,187, which exceeded its minimum net capital requirement of $242,610 by $41,074,577, and its ratio of aggregate indebtedness to net capital was 0.09 to 1.

7. Reserve and Possession or Control Requirements

The Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

8. Subsequent Event

On January 2, 2002, capital contributions received and withdrawals made were of $2,000,000 and $455,955, respectively. Additional contributions totaling $1,000,000 were received on January 31, 2002.

9. Financial Highlights

The following represents the ratios to average partners' capital and other supplemental information for the year ended December 31, 2001:

Ratios to average net asset value		
Expense ratios		
Operating expenses	2.24	%
Interest and dividend expenses	4.06	%
Total expense ratio	6.30	%
Incentive allocation	1.99	%
Total expenses and incentive allocation	8.29	%
Net investment income ratio	0.40	%
Total return before incentive allocation	10.43	%
Incentive allocation	(2.09)	%
Total return after incentive allocation	8.34	%

Total return is calculated based on a theoretical investment made at the beginning of the year. An individual investor's return may vary from these returns based on the timing of capital transactions.

West Broadway Partners, L.P.

Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2001

Net capital		
Total partners' capital		$ 53,296,672
		53,296,672
Deductions and/or charges		
Non-allowable assets	(4,201,510)	
Other charges	(141,000)	(4,342,510)
Net capital before haircuts on securities positions		48,954,162
Haircuts on securities positions		
Equity securities	(7,497,675)	
Options	(68,916)	
Foreign currency	(70,384)	
Undue concentration	-	(7,636,975)
Net capital		41,317,187
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($100,000 if higher)		242,610
Excess net capital		$ 41,074,577
Aggregate indebtedness		
Dividends and interest payable		$ 3,556,339
Accrued expenses and other liabilities		82,814
		$ 3,639,153
Ratio of aggregate indebtedness to net capital		0.09 :1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation and the corresponding computation prepared by the Partnership and included in its amended unaudited Part II A Focus Report as of December 31, 2001.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

To the Partners of
West Broadway Partners, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of West Broadway Partners, L.P. (the "Partnership") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The General Partner of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by the General Partner are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide the General Partner with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with the General Partner's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 15, 2002